UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No. __________)1


                      WisdomTree Japan Hedged Equity Fund

                                (Name of issuer)

                      Common Stock (exchange-traded fund)

                         (Title of class of securities)

                                   97717W851

                                 (CUSIP number)

                               December 19, 2012

             (Date of event that requires filing of this statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [x] Rule 13d-1(b) (amendment under 13d-2(b))
 [ ] Rule 13d-1(c)
 [ ] Rule 13d-1(d)





________________________________
1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13G

CUSIP No.  97717W851                                     Page 2 of 9 Pages

1
NAME OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only).

USAA Asset Management Company


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X] (b)[ ]


3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

state of Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH:
5
SOLE VOTING POWER

1,247,656


6
SHARED VOTING POWER

None


7
SOLE DISPOSITIVE POWER

1,247,656


8
SHARED DISPOSITIVE POWER

None


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,247,656


10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]



11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.1%


12
TYPE OF REPORTING PERSON

IA

                                  SCHEDULE 13G

CUSIP No. 97717W851                              Page 3 of 9 Pages

1
NAME OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only).

United Services Automobile Association


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [x] (b) [ ]


3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

state of Texas


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER

1,247,656


6
SHARED VOTING POWER

None


7
SOLE DISPOSITIVE POWER

1,247,656


8
SHARED DISPOSITIVE POWER

None


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,247,656


10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]



11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.1%


12
TYPE OF REPORTING PERSON

HC

                                  SCHEDULE 13G

CUSIP No. 97717W851                                       Page 4 of 9 Pages

1
NAME OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only).

USAA Capital Corporation


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [x] (b) [ ]


3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

state of Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER

1,247,656


6
SHARED VOTING POWER

None


7
SOLE DISPOSITIVE POWER

1,247,656


8
SHARED DISPOSITIVE POWER

None


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,247,656


10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]



11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.1%


12
TYPE OF REPORTING PERSON

HC

                                  SCHEDULE 13G

CUSIP No. 97717W851                                    Page 5 of 9 Pages

1
NAME OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only).

USAA Investment Corporation


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [x] (b) [ ]


3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

state of Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER

1,247,656


6
SHARED VOTING POWER

None


7
SOLE DISPOSITIVE POWER

1,247,656


8
SHARED DISPOSITIVE POWER

None


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,247,656


10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]



11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.1%


12
TYPE OF REPORTING PERSON

HC

                                  SCHEDULE 13G

CUSIP No. 97717W851                                     Page 6 of 9 Pages



ITEM 1.

 (a) Name of Issuer:

Wisdomtree Japan Hedged Equity Fund

 (b) Address of Issuer's Principal Executive Offices:

380 Madison Avenue
21st Floor
New York NY 10017

ITEM 2.

 (a) Names of Person Filing:

USAA Asset Management Company
United Services Automobile Association
USAA Capital Corporation
USAA Investment Corporation

 (b) Address of Principal Business Office, of if None, Residence:

9800 Fredericksburg Road
San Antonio, Texas 78288

 (c) Citizenship:

Delaware
Texas
Delaware
Delaware

 (d) Title of Class of Securities:

Common Stock (exchange-traded fund)

 (e) CUSIP Number:

97717W851

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b) [_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act
        (15 U.S.C. 78c).
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                  SCHEDULE 13G

CUSIP No. 97717W851                                     Page 7 of 9 Pages




ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount Beneficially Owned:

1,247,656

(b)  Percent of Class:

5.1%

(c)  Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 1,247,656

(ii) shared power to vote or to direct the vote:  None

(iii) sole power to dispose or to direct the disposition of: 1,247,656

(iv) shared power to dispose or to direct the disposition of:  None

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

At December 19, 2012, USAA Asset Management Company (AMCO), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, was the beneficial owner of 1,247,656 shares of common stock of WisdomTree Japan Hedged Equity Fund as a result of acting as investment adviser to certain clients. AMCO is a wholly owned subsidiary of USAA Investment Corporation (I-Corp), I-Corp is a wholly owned subsidiary of USAA Capital Corporation (CAPCO) and CAPCO is a wholly owned subsidiary of United Services Automobile Association (USAA). The filing of this Schedule 13G shall not be construed as an admission that any reporting person or its affiliates is for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Section 13G.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

                                  SCHEDULE 13G

CUSIP No. 464286855                                         Page 8 of 9 Pages



Item 10.  CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

Dated: February 12, 2013

USAA ASSET MANAGEMENT COMPANY



By: /s/ Aydm Rygmyr
Name:  Adym Rygmyr
Title:    Vice President and Secretary

UNITED SERVICES AUTOMOBILE ASSOCIATION



By: /s/  Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief
             Investment Officer


USAA CAPITAL CORPORATION



By:  /s/ Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief
              Investment Officer

USAA INVESTMENT CORPORATION



By: /s/ Aydm Rygmyr
Name:  Aydm Rygmyr
Title:    Vice President and Secretary

                                   EXHIBIT 1

                                                            Page 9 of 9 Pages


                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of WisdomTree Japan Hedged Equity Fund and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 12th day of February, 2013.

USAA ASSET MANAGEMENT COMPANY



By: /s/ Aydm Rygmyr
Name:  Aydm Rygmyr
Title:    Vice President and Secretary



UNITED SERVICES AUTOMOBILE ASSOCIATION



By: /s/  Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief
             Investment Officer

USAA CAPITAL CORPORATION



By: /s/  Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief
             Investment Officer



USAA INVESTMENT CORPORATION



By:   /s/ Aydm Rygmyr
Name:  Aydm Rygmyr
Title:    Vice President and Secretary